CUBA BUSINESS DEVELOPMENT GROUP, INC.
8010 N.W. 156TH Terrace
Miami, FL 33018
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Erin Martin

Re:	Cuba Business Development Group, Inc.
Registration Statement on Form S-1
File No. 333-165954
Filed on: April 8, 2010

Dear Ms. Martin:

Cuba Business Development Group, Inc., a Nevada corporation (the “Company”), hereby requests the withdrawal of its Registration Statement on Form S-1, including Amendment Nos. 1 and 2 thereto (File No. 333-165954), as initially filed with the U.S. Securities & Exchange Commission on April 8, 2010 and amended on July 26, 2010 and September 2, 2010 (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), the Company hereby applies for the withdrawal of the Registration Statement together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective by the Commission, and the Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company acknowledges that the registration fee paid in connection with the Registration Statement will not be refunded.  The Company may re-file the Registration Statement with the Commission at a later date, and, in such case, it requests that the registration fee previously paid be credited for future use by the Company in accordance with rules under the Securities Act 457(p).

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate if you would please provide the Company’s Chief Financial Officer, Mr. Edward Steinback, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (928) 441-1897.

Sincerely,

/s/ Hugo M. Cancio

Hugo M. Cancio
Chief Executive Officer and President